UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 GoTo.com, Inc.
                   -------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    38348T107
                   -------------------------------------------
                                 (CUSIP Number)

                                   May 1, 2001
                   -------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)
    [X]    Rule 13d-1(c)
    [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.  38348T107                                          Page 2 of 11 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Louis M. Bacon

2        Check the Appropriate Box If a Member of a Group*

                                                            a.  [ ]
                                                            b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                    0
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          2,892,495
    Each
Reporting Person            7             Sole Dispositive
    With                                            0

                            8             Shared Dispositive Power
                                                    2,892,495

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,892,495

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.50%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  38348T107                                          Page 3 of 11 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Capital Management, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                       a.   [ ]
                                                       b.   [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Connecticut

                            5             Sole Voting Power
                                                    0
Number of Shares
Beneficially                6             Shared Voting Power
  Owned By                                          2,861,005
    Each
Reporting Person            7             Sole Dispositive
    With                                            0

                            8             Shared Dispositive Power
                                                    2,861,005

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,861,005

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.44%

12       Type of Reporting Person*

                  CO, IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages

Item 1(a)   Name of Issuer:

            GoTo.com, Inc. (the "Company")

Item 1(b)   Address of the Issuer's Principal Executive Offices:

            74 North Pasadena Avenue, Third Floor
            Pasadena, CA 91103

Item 2(a)   Name of Person Filing:

            The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc. ("MCM") and (b) Chairman, Chief Executive Officer and director of Moore Capital Advisors, LLC ("MCA"), as well as the sole beneficial owner of a Delaware LLC that is the managing member of MCA and (2) MCM (collectively, the "Reporting Persons").

            MCM, a registered commodity trading advisor serves as discretionary investment manager to Moore Global Investments, Ltd. ("MGI"), a Bahamas corporation. MCM also serves as discretionary investment manager to a Bahamas corporation and two Delaware limited liability companies (collectively, the "MCM Affiliated Funds"). In such capacities, MCM may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of MGI and the MCM Affiliated Funds. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a Delaware limited partnership. In such capacities, MCA may be deemed the beneficial owner of the Shares (as defined herein) held for the account of RIS. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity as Chairman and Chief Executive Officer of such entities. In such capacity, Mr. Bacon may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of the MCM Affiliated Funds, MGI and RIS.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The principal business offices of Mr. Bacon and MCM are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)   Citizenship:

            i)    Mr. Bacon is a United States citizen; and

            ii)   MCM is a Connecticut corporation.

                                                              Page 5 of 11 Pages

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $0.0001 per share (the "Shares") of the Company.

Item 2(e)   CUSIP Number:

            38348T107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership:

Item 4(a)   Amount beneficially owned:

            As of May 7, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

            (i) Mr. Bacon may be deemed the beneficial owner of 2,892,495 Shares. This number consists of (A) 2,012,798 Shares held for the account of the MCM Affiliated Funds,
                        (B) 848,207 Shares held for the account of MGI and (C) 31,490 Shares held for the account of RIS.

            (ii) MCM may be deemed the beneficial owner of 2,861,005 Shares. This number consists of (A) 2,012,798 Shares held for the account of the MCM Affiliated Funds and (B) 848,207 Shares held for the account of MGI.

Item 4(b)   Percent of class:

            (i) The number of Shares of which Mr. Bacon may be deemed to be the beneficial owner constitutes approximately 5.50% of the total number of Shares outstanding.

            (ii) The number of Shares of which MCM may be deemed to be the beneficial owner constitutes approximately 5.44% of the total number of Shares outstanding.

                                                              Page 6 of 11 Pages

Item 4(c) Number of shares as to which such person has:

Mr. Bacon:
----------
    (i)    Sole power to vote or to direct the vote:                           0

   (ii)    Shared power to vote or to direct the vote:                 2,892,495

  (iii)    Sole power to dispose or to direct the disposition of:              0

   (iv)    Shared power to dispose or to direct the disposition of:    2,892,495

MCM:
----
   (i)     Sole power to vote or to direct the vote:                           0

   (ii)    Shared power to vote or to direct the vote:                 2,861,005

   (iii)   Sole power to dispose or to direct the disposition of:              0

   (iv)    Shared power to dispose or to direct the disposition of:    2,861,005

Item 5.    Ownership of Five Percent or Less of a Class:

           This Item 5 is not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           (i) The respective shareholders, members and/or partners of the MCM Affiliated Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by the MCM Affiliated Funds in accordance with their respective ownership, membership and/or partnership interests in the MCM Affiliated Funds.

           (ii) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by MGI in accordance with their ownership interests in MGI.

           (iii) The partners of RIS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by RIS in accordance with their partnership interests in RIS.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

           This Item 7 is not applicable.

                                                              Page 7 of 11 Pages

Item 8.    Identification and Classification of Members of the Group:

           This Item 8 is not applicable.

Item 9.    Notice of Dissolution of Group:

           This Item 9 is not applicable.

Item 10.   Certification:

           By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 11 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 8, 2001

                                        LOUIS M. BACON



                                        By: /s/ STEPHEN R. NELSON
                                            -----------------------------------
                                            Name:  Stephen R. Nelson
                                            Title: Attorney-in-Fact


                                        MOORE CAPITAL MANAGEMENT, INC.

                                        By: Louis M. Bacon
                                            Chairman and Chief Executive Officer


                                        By: /s/ STEPHEN R. NELSON
                                            -----------------------------------
                                            Name:  Stephen R. Nelson
                                            Title: Attorney-in-Fact

                                                              Page 9 of 11 Pages

                                  EXHIBIT INDEX

                                                                      Page No.
                                                                      --------

A.   Joint Filing Agreement, dated as of May 8, 2001, by and between
     Louis M. Bacon and Moore Capital Management Inc.....................10

B.   Power of Attorney, dated as of November 28, 1997, granted by
     Louis M. Bacon in favor M. Elaine Crocker, Kevin F. Shannon and
     Stephen R. Nelson...................................................11

                                                             Page 10 of 11 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of GoTo.com, Inc., dated as of May 8, 2001, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

     This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.


Date:  May 8, 2001

                                       LOUIS M. BACON



                                       By:  /s/ STEPHEN R. NELSON
                                            -----------------------------------
                                            Name:    Stephen R. Nelson
                                            Title:   Attorney-in-Fact


                                       MOORE CAPITAL MANAGEMENT, INC.

                                       By:  Louis M. Bacon
                                            Chairman and Chief Executive Officer



                                        By: /s/ STEPHEN R. NELSON
                                            -----------------------------------
                                            Name:    Stephen R. Nelson
                                            Title:   Attorney-in-Fact

                                                             Page 11 of 11 Pages

                                    EXHIBIT B

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, Louis M. Bacon, hereby make constitute and appoint each of M. Elaine Crocker, Kevin F. Shannon and Stephen
R. Nelson, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name (a) in my personal capacity or (b) in my capacity as Chairman and Chief Executive Officer of each of Moore Capital Management, Inc. and Moore Capital Advisors, LLC and their respective affiliates all documents, certificates, instruments, statements, filing and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f), and (c) any initial statements of, or states of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 28th day of November, 1997.


                                                /s/ Louis M. Bacon
                                       ------------------------------------
                                                    Louis M. Bacon